SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Original Filing)*

iShares MSCI United Kingdom Index Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

464286699

(CUSIP Number)

January 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,300,000 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,300,000 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 13.27%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,300,000 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,300,000 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 13.27%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,039,665 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,039,665 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,039,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 10.61%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 260,335 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 260,335 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,335 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.66%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,300,000 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,300,000 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 13.27%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 464286699

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,300,000 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,300,000 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 13.27%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer iShares MSCI United Kingdom Index Fund
	(b)	Address of Issuer's Principal Executive Offices iShares c/o SEI Investments Distributions Co One Freedom Valley Drive Oaks PA 19456 USA

Item 2.
(a)

Name of Person(s) Filing

K Capital Partners, LLC (General Partner)
Harwich Capital Partners, LLC (Managing Member of K Capital Partners, LLC)
K Capital Offshore Master Fund (U.S. Dollar), L.P. (Limited Partnership)
Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (Limited Partnership)
Thomas Knott (Managing Member)
Abner Kurtin (Managing Member)

(b)

Address of Principal Business Office or, if none, Residence

Each of the above reporting persons (except K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P.) have their business address at:

                75 Park Plaza
                Boston, MA  02116

K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P. have their registered address at the offices of:

                Walkers SPV Limited
                Walker House, P.O. Box 908GT
                Mary Street
                George Town, Cayman Islands

(c)

Citizenship

Mr. Knott and Mr. Kurtin are United States Citizens.  Harwich Capital Partners, LLC and K Capital Partners, LLC were organized under the laws of Delaware.  K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S.Dollar), L.P. were organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 464286699

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of January 31, 2003, the reporting persons may be deemed to beneficially own 1,300,000 shares of Common Stock of iShares MSCI United Kingdom Index Fund. Based upon there being 9,800,000 shares of Common Stock outstanding, the shares of Common Stock which the Partnerships may be deemed to beneficially own represents 13.27% of the outstanding shares of Common Stock of iShares MSCI United Kingdom Index Fund.

(a)

Amount beneficially owned:

                i.              K Capital Partners, LLC:  1,300,000
                ii.             Harwich Capital Partners, LLC:  1,300,000
                iii.            K Capital Offshore Master Fund (U.S. Dollar), L.P.:  1,039,665
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  260,335
                v              Thomas Knott:  1,300,000
                vi.            Abner Kurtin:  1,300,000

(b)

Percent of class:

                i.              K Capital Partners, LLC: 13.27%
                ii.             Harwich Capital Partners, LLC:  13.27%
                iii.            K Capital Offshore Master Fund (U.S. Dollar), L.P.:  10.61%
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  2.66%
                v.             Thomas Knott:  13.27%
                vi.            Abner Kurtin:  13.27%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

                i.              K Capital Partners, LLC:  1,300,000
                ii.             Harwich Capital Partners, LLC:  1,300,000
                iii.            K Capital Offshore Master Fund (U.S. Dollar), L.P.: 1,039,665
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  260,335
                v.             Thomas Knott:  1,300,000
                vi.            Abner Kurtin:  1,300,000

(ii)

Shared power to vote or to direct the vote

                i.              K Capital Partners, LLC:  0
                ii.             Harwich Capital Partners, LLC:  0
                iii.            K Capital Offshore Master Fund (U.S. Dollar), L.P.:  0
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  0
                v.             Thomas Knott:  0
                vi.            Abner Kurtin:  0

(iii)

Sole power to dispose or to direct the disposition of

                i.              K Capital Partners, LLC: 1,300,000
                ii.             Harwich Capital Partners, LLC: 1,300,000
                iii.            K Capital Offshore Master Fund (U.S. Dollar), L.P.: 1,039,665
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.: 260,335
                v.             Thomas Knott:  1,300,000
                vi.            Abner Kurtin: 1,300,000

(iv)

Shared power to dispose or to direct the disposition of

                i.              K Capital Partners, LLC:  0
                ii.             Harwich Capital Partners, LLC:  0
                iii             K Capital Offshore Master Fund (U.S. Dollar), L.P.:  0
                iv.            Special K Capital Offshore Master Fund (U.S.Dollar), L.P.:  0
                v.             Thomas Knott:  0
                vi.            Abner Kurtin:  0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 6th day of February, 2003.

K Capital Partners, LLC

By:          /s/ Robert T. Needham

                By:          Harwich Capital Partners, LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

Harwich Capital Partners, LLC

By:          /s/ Robert T. Needham

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:          /s/ Robert T. Needham

                By:          K Capital Partners, LLC, General Partner

                By:          Harwich Capital Partners LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:          /s/ Robert T. Needham

                By:          K Capital Partners, LLC, General Partner

                By:          Harwich Capital Partners LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

/s/ Thomas Knott

Thomas Knott

/s/ Abner Kurtin

Abner Kurtin

Exhibit 1

AGREEMENT

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of iShares MSCI United Kingdom Index Fund.

EXECUTED as a sealed instrument this 6th day of February, 2003.

K Capital Partners, LLC

By:          /s/ Robert T. Needham

                By:          Harwich Capital Partners, LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

Harwich Capital Partners, LLC

By:          /s/ Robert T. Needham

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:          /s/ Robert T. Needham

                By:          K Capital Partners, LLC, General Partner

                By:          Harwich Capital Partners LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:          /s/ Robert T. Needham

                By:          K Capital Partners, LLC, General Partner

                By:          Harwich Capital Partners LLC

                Its:          Managing Member

                By:          Robert T. Needham

                Its:          Chief Administrative Officer

/s/ Thomas Knott

Thomas Knott

/s/ Abner Kurtin

Abner Kurtin